Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Intimation of settlement of the offer made to External Commercial Borrowing bond holders for purchase for cash the outstanding USD 250,000,000 5.75% senior notes due 2024 listed on Singapore Exchange Securities Trading Limited

Mumbai, June 16, 2023: This has reference to our earlier filings dated May 31, 2023 and June 12, 2023, whereby we had informed you inter alia that Tata Motors Limited (‘the Company’) had on May 31, 2023 commenced a tender offer to the External Commercial Borrowing Bonds of USD 250,000,000 5.75% senior notes due 2024 (‘ECB Bonds’) holders inviting them to offer to sell for cash to the Company the ECB Bonds held by such ECB bonds holders (‘the Offer’) and further intimated you that the Offer expired at 8:30 pm (India time) on June 9, 2023 (‘Expiration Time’) and at the Expiration Time USD 111,943,000 in aggregate principal amount of the ECB Bonds were validly tendered pursuant to the Offer.

It is hereby intimated that subject to the satisfaction of the conditions set forth in the tender offer memorandum dated May 31, 2023, the Company has taken such steps as are required to extinguish the ECB Bonds that have been validly tendered and purchased by the Company pursuant to the Offer.

Accordingly, the aggregate principal amount of ECB Bonds that remain outstanding as of the date hereof is USD 138,057,000.

This is for the information of the Exchanges and the members.

- ENDS -

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 42 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, Latin America, South East Asia and South Asian Association for Regional Cooperation (SAARC) countries. As of March 31, 2023, Tata Motors’ operations inter alia includes 88 consolidated subsidiaries, 2 joint operations, 3 joint ventures and numerous equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.